UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Weight Watchers International, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, no par value per share

(Title of Class of Securities)

948626 10 6

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael F. Colosi, Esq.

General Counsel and Secretary

675 Avenue of the Americas, 6th Floor

New York, New York 10010

(212) 589-2700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Kenneth B. Wallach, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

Transaction Valuation*	Amount of Filing Fee**
$42,239,103	$4,909

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 1,712,859 shares of common stock of Weight Watchers International, Inc. having a weighted average exercise price of $24.66 per share.
**	The Amount of Filing Fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.20 per million dollars of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,909	Filing Party:	Weight Watchers International, Inc.
Form or Registration No.:	005-78065	Date Filed:	May 22, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TABLE OF CONTENTS

Item 4. Terms of the Transaction.
SIGNATURE

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on May 22, 2015 by Weight Watchers International, Inc., a Virginia corporation (“Weight Watchers” or the “Company”), as amended and supplemented by Amendment No. 1 filed with the SEC on June 17, 2015 (“Amendment No. 1”) and Amendment No. 2 filed with the SEC on June 22, 2015 (“Amendment No. 2”), in connection with the offer (the “Offer”) by the Company to Eligible Employees, subject to specified conditions, to exchange outstanding Eligible Options for new options to purchase shares of its common stock, no par value per share (the “Replacement Options”), on the terms and under the conditions set forth in the offering memorandum, dated May 22, 2015 (the “Offering Memorandum”), filed as Exhibit (a)(1)(i) to the Schedule TO, and the related Weight Watchers Stock Option Exchange Program Election Form, as well as the terms and conditions of the applicable option grant documents.

This Amendment No. 3 is filed to report the results of the Offer by amending only the item of the Schedule TO included below, and unaffected items are not included herein. Except as specifically provided in this Amendment No. 3, the information contained in the Schedule TO, as amended and supplemented by Amendment No. 1 and Amendment No. 2, remains unchanged. This Amendment No. 3 should be read in conjunction with the Schedule TO, Amendment No. 1 and Amendment No. 2. All capitalized terms used but not defined in this Amendment No. 3 have the same meanings as in the Offering Memorandum.

Item 4. Terms of the Transaction.

(a) Material Terms. Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

The Offer expired at 5:00 p.m., New York City time, on June 22, 2015. Pursuant to the Offer, Eligible Employees tendered, and Weight Watchers accepted for cancellation, Eligible Options to purchase an aggregate of 1,691,512 shares of Weight Watchers common stock, representing approximately 99.1% of the total shares of Weight Watchers common stock underlying the Eligible Options held by Eligible Employees. On June 22, 2015, following the expiration of the Offer, Weight Watchers granted Replacement Options to purchase 729,583 shares of Weight Watchers common stock in exchange for the cancellation of the tendered Eligible Options. The exercise price per share of the Replacement Options granted pursuant to the Offer was $5.25, which is the greater of (x) the closing price per share of the Company’s common stock on the New York Stock Exchange (“NYSE”) on the grant date of the Replacement Options (i.e., June 22, 2015) and (y) the average closing price per share of the Company’s common stock on the NYSE for the five trading day period immediately preceding and including such grant date.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Weight Watchers International, Inc.

By:	/s/ Nicholas P. Hotchkin
Nicholas P. Hotchkin
Chief Financial Officer

Date: June 24, 2015

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